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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               Oglebay Norton Co.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                   677007205
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                                 (CUSIP NUMBER)

                                January 31, 2005
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[ x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6770072055
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     1.  Names of Reporting Persons: Recon Arbitrage Master Fund, Ltd.
         I.R.S. Identification Nos. of above persons (entities only). 01-0809833

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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  X...............................................................
              ...........
         (b)  .................................................................
              ...........

     3.  SEC Use Only
         .....................................................................
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     4.  Citizenship or Place of Organization:     Cayman Islands


                5.      Sole Voting Power:  0
Number of
Shares          --------------------------------------------------------------
Beneficially    6.      Shared Voting Power:  273,214
Owned by        --------------------------------------------------------------
Each
Reporting       7.      Sole Dispositive Power:  0
Person With     --------------------------------------------------------------

                8.      Shared Dispositive Power:  273,214
------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  273,214
-------------------------------------------------------------------------------

         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     10. Instructions).................................
------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9):   8.7%
------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions):      CO
------------------------------------------------------------------------------


------------------------------------------------------------------------------

CUSIP No. 677077205
------------------------------------------------------------------------------

     1.  Names of Reporting Persons:          Recon Capital, LLC
         I.R.S. Identification Nos. of above persons (entities only). 82-0559519

-------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   X..............................................................
               .............
         (b)   ...............................................................
               .............

-------------------------------------------------------------------------------

     3.  SEC Use Only
         ......................................................................

-------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization:     New York, USA

-------------------------------------------------------------------------------


                5.      Sole Voting Power:  0
Number of
Shares          --------------------------------------------------------------
Beneficially    6.      Shared Voting Power:  273,214
Owned by        --------------------------------------------------------------
Each
Reporting       7.      Sole Dispositive Power:  0
Person With     --------------------------------------------------------------

                8.      Shared Dispositive Power:  273,214
------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  273,214
-------------------------------------------------------------------------------

         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     10. Instructions)............................

------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9):    8.7%

------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions):             IA, PN, HC

------------------------------------------------------------------------------


------------------------------------------------------------------------------

CUSIP No. 677007205
------------------------------------------------------------------------------

     1.  Names of Reporting Persons:             Robert L. Friend
         I.R.S. Identification Nos. of above persons (entities only).

------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   X..............................................................
               ......................
         (b)   ...............................................................
               ......................

------------------------------------------------------------------------------

     3.  SEC Use Only
         .....................................................................

------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization:     USA

-------------------------------------------------------------------------------

Number of
Shares          5.      Sole Voting Power:  0
Beneficially
Owned by        --------------------------------------------------------------
Each            6.      Shared Voting Power:  273,214
Reporting
Person With    ---------------------------------------------------------------

                7.      Sole Dispositive Power:  0
                --------------------------------------------------------------

                8.      Shared Dispositive Power:  273,2142
------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  273,214

-------------------------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions).........................

------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9):   8.7%

------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions):         IN, HC

------------------------------------------------------------------------------


------------------------------------------------------------------------------




Item 1.
 (a) Name of Issuer      Oglebay Norton Co.
     Address of Issuer's Principal Executive Offices  North Point Tower
                                                      1001 Lakeside Avenue,
 (b)                                                  15th Floor
                                                      Cleveland, Ohio 44114

Item 2.
     Name of Person Filing
 (a)
     Recon Arbitrage Master Fund, Ltd., Recon Capital, LLC and Robert L. Friend

     Address of Principal Business Office:

     c/o Recon Capital, LLC
 (b) 599 Lexington Ave.
     35th Floor
     New York, NY  10022

 (c) Citizenship

     Recon Arbitrage Master Fund, Ltd.: Cayman Islands exempted company

     Recon Capital, LLC: a New York limited liability company

     Robert L. Friend: US Citizen

 (d) Title of Class of Securities     Common Stock
 (e) CUSIP Number    677007205


ITEM If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b)
3.   or (c), check whether the person filing is a:
     (a)  [   ]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).
     (b)  [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c)  [   ]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).
     (d)  [   ]  Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C 80a-8).
     (e)  [ x ]  An investment adviser in accordance with ss.240.13d-1(b)(1)
                 (ii)(E);
     (f)  [   ]  An employee benefit plan or endowment fund in accordance with
                 ss.240.13d-1(b)(1)(ii)(F);
     (g)  [ x ]  A parent holding company or control person in accordance with
                 ss. 240.13d-1(b)(1)(ii)(G);
     (h)  [   ]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [   ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 3(e) applies only to Recon Capital, LLC.  Item 3(g) applies only to Robert
L. Friend as a control person of Recon Capital, LLC.

ITEM
4.   Ownership.
          Recon Arbitrage Master Fund, Ltd., Recon Capital, LLC and Robert L. Friend
     (a)  Amount beneficially owned:         Common Stock:        273,214

     (b)  Percent of class:                  8.7%
     (c)  Number of shares as to which the person has:
          (i)    Sole power to vote or to direct the vote:  0
          (ii)   Shared power to vote or to direct the vote:  273,214
          (iii)  Sole power to dispose or to direct the disposition of: 0

          (iv)   Shared power to dispose or to direct the disposition of:273,214

ITEM
5.   Ownership of Five Percent or Less of a Class

Not Applicable.


ITEM
6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.


ITEM Identification and Classification of the Subsidiary Which Acquired the
7.   Security Being Reported on By the Parent Holding Company or Control Person.

Recon Capital, LLC is the investment adviser to Recon Arbitrage Master Fund, Ltd. Robert L. Friend is Manager and Senior Managing Director of Recon Capital, LLC.

ITEM
8.   Identification and Classification of Members of the Group

    Recon Arbitrage Master Fund, Ltd., Recon Capital, LLC and Robert L. Friend.

ITEM
9.   Notice of Dissolution of Group
Not Applicable.

ITEM
10.  Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th Day of February 2005.

RECON ARBITRAGE MASTER FUND, LTD.

By:      /s/  Robert L. Friend
         ---------------------

         Director

RECON CAPITAL, LLC

By:      /s/  Robert L. Friend
         ---------------------

         Senior Managing Director

ROBERT L. FRIEND

/s/  Robert L. Friend
---------------------

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS
           (SEE 18 U.S.C. 1001)


HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/13G.HTM
LAST UPDATE: 11/05/2002

EXHIBIT 1

AGREEMENT OF JOINT FILING

Recon Arbitrage Master Fund, Ltd., Recon Capital, LLC and Robert L. Friend hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2005

RECON ARBITRAGE MASTER FUND, LTD.

By:      /s/  Robert L. Friend
         ---------------------
         Director

RECON CAPITAL, LLC

By:      /s/  Robert L. Friend
         ---------------------

         Senior Managing Director

ROBERT L. FRIEND

/s/  Robert L. Friend
---------------------